UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BREEZE-EASTERN CORPORATION

(Name of Subject Company)

BREEZE-EASTERN CORPORATION

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

106764103

(CUSIP Number of Class of Securities)

Mark M. McMillin

General Counsel and Corporate Secretary

Breeze-Eastern Corporation

35 Melanie Lane

Whippany, New Jersey, 07981

Telephone: (973) 602-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

COPIES TO:

Mitchell S. Presser, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022

(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Breeze-Eastern Corporation, a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on December 10, 2015, Amendment No. 2 filed with the SEC on December 23, 2015, and Amendment No. 3 filed with the SEC on December 29, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Hook Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“Parent”), made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Shares”) at a purchase price of $19.61 per Company Share, net to the seller thereof in cash, subject to withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on December 3, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on December 10, 2015, Amendment No. 2 filed with the SEC on December 23, 2015, and Amendment No. 3 filed with the SEC on January 4, 2016 (as amended or supplemented from time to time, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection at the end of the sections with the heading “Item 8. Additional Information” of the Schedule 14D-9.

“Final Results of the Offer and Completion of the Merger

“The Offer expired at 12:00 midnight, New York City time, at the end of the day on December 31, 2015. The Depositary for the Offer has advised the Company that, as of the expiration of the Offer, 7,203,868 Company Shares were validly tendered into and not withdrawn from the Offer, representing approximately 72.6% of the outstanding Company Shares (which includes 38,918 Company Shares tendered pursuant to guaranteed delivery procedures). In accordance with the terms of the Offer, Purchaser irrevocably accepted for purchase all Company Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and payment for such Company Shares will be made promptly in accordance with the terms of the Offer.

As a result of its irrevocable acceptance for purchase of the Company Shares tendered in the Offer, Purchaser acquired a sufficient number of Company Shares to complete the Merger pursuant to Section 251(h) of the DGCL without a vote of the Company’s stockholders. Accordingly, the parties intend to effect the Merger promptly. In the Merger, Purchaser will be merged with and into the Company, with the Company surviving the Merger and continuing as an indirect, wholly-owned subsidiary of Parent, and each Company Share that was issued and outstanding immediately prior to the effective time of the Merger (other than Company Shares held in treasury by the Company, held by Parent or Purchaser or any of Parent’s or the Company’s respective wholly owned subsidiaries or held by Company stockholders who were entitled to demand, and who properly demanded, appraisal rights under the DGCL) will be converted into the right to receive the Offer Price.

The press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by Parent and the Company, dated January 4, 2016 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Parent on January 4, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Breeze-Eastern Corporation

By:	/s/ Serge Dupuis
Name:	Serge Dupuis
Title:	Chief Financial Officer and Treasurer

Dated: January 4, 2016